Form 10-K, Exhibit 13
period 1996-03-29
TESSCO TECHNOLOGIES INC
filed 1996-06-27
CIK 927355

13.1

                       1996 Annual Report to Stockholders

                                                  TESSCO TECHNOLOGIES [logo]TM


The VITAL LINK
            for the WIRELESS
                   COMMUNICATIONS
                         Industry

                                                                 ANNUAL REPORT
                                                        YEAR ENDING MARCH 1996

WELCOME TO TESSCO

TESSCO is a leading supplier to the wireless communications industry. Recognized as Your Total Source(R), we provide our customers with express delivery of the complete package of products needed to build, run or maintain virtually any type of wireless system.

Our customers include cellular, paging and personal communications service (PCS) carriers, wireless product dealers and installation centers, plus self-maintained two-way radio end users. All benefit from a marketing and distribution system that delivers improved procurement economics and an easier way of doing business.

Our goal is to deliver long-term satisfaction to everyone associated with our organization--customers, vendors, team members and shareholders--while fostering a performance culture designed to ensure continuous improvement.

Our Mission...

Today, a leading supplier, providing express delivery of a "total source" product and service offering to the mobile communications, cellular telephone, PCS and paging industries.

Tomorrow, The Vital Link(TM), matching customer needs and manufacturing capability in technologically driven markets, improving the way business is done.

Our Fundamental  Objective...

To deliver what our customers consider as having superior value at ever-improving quantity, productivity, quality, profitability and timeliness.

[logo]

(C) TESSCO, Year Ending 3/96

CORPORATE HIGHLIGHTS                                                  [logo]TM

Our fiscal year, ending March 1996, was another solid year for TESSCO. Financial performance and business momentum improved as we leveraged our investment in information technology, infrastructure and people. Here is a summary of our highlights for the year:

(bullet)  Record Sales
          Sales momentum built throughout the year from a 5 percent increase in revenue for the first quarter of fiscal 1996 to nearly 50 percent in the fourth quarter. The result was a 24 percent increase for the year, bringing total revenue to $92 million.

(bullet)  Record Earnings
          Net income grew more than twice as fast as sales, increasing 63 percent to over $4 million. Earnings per share increased 37 percent to 88 cents despite an 18 percent increase in shares outstanding.

(bullet)  Record Gross Profit Margin
          Gross profit margin increased to 25 percent from 22 percent in the previous year due to pricing and purchasing strategies and the addition of fee-based income generated by new fulfillment service offerings.

(bullet)  Growth in Sales Teams
          Account management teams expanded by 52 percent   allowing   customer
          "presentations" to increase 41 percent. Training was also intensified.

(bullet)  Increase in Customer Communications
          The number, quality and distribution of our information tools made it easier and more convenient to do business with TESSCO in fiscal 1996. An increase in the circulation of our master and specialty Buyer's Guides, a reader-friendly redesign of The Wireless Journal(R), upgraded TESSCO Magic(TM) software with on-line order capability, a TESSCO site on the World Wide Web, a custom trade show presence and successful industry forums all helped raise market awareness and provide existing customers with greater access and choice.

REVENUE AND GROSS PROFIT
In Millions $

                 [Graph appears here--bar values follow:]

                             Revenue     Gross Profit

          1993               49.799        11.904

          1994               61.375        14.058

          1995               74.516998     16.688

          1996               92.290001     23.315001



GROSS PROFIT MARGIN AND
OPERATING MARGIN
In Percent


                 [Graph appears here--bar values follow:]

                             GP Margin   Operating Margin

          1993               23.9               3

          1994               22.9               3.6

          1995               22.4               5.6

          1996               25.299999          6.7




EARNINGS PER SHARE
In Cents


                 [Graph appears here--bar values follow]

                  1993                       0.22

                  1994                       0.32

                  1995                       0.64

                  1996                       0.88



                                               (C) TESSCO, Year Ending 3/96  1

CORPORATE HIGHLIGHTS                                                  [logo]TM

(bullet)  Record Number of Buyers
          Monthly buyers grew nearly 13 percent in fiscal 1996, bringing our monthly average to nearly 4,600 and driving a 17% increase in total buyers to 12,600 for the year. Average monthly purchases per buyer grew 9 percent to $1,683.

(bullet)  Addition of New Service Offerings
          Recognizing an opportunity to "partner" with our OEM, carrier and dealer customers, we developed a new fulfillment service offering which produced a combination of product sales and fee-based income. Current contracts with new carrier pioneers put our "vital link" strategy to work in the important emerging PCS and satellite technologies.

          In addition, we instituted "24/7" service hours with staffing to handle customer inquiries via phone, fax, or electronically 24 hours a day, 7 days a week.

(bullet)  Addition of New Product Offerings
          We enhanced our "total source" position in the past year with the addition of several new manufacturers and products including an exclusive licensing agreement with Baltimore Gas & Electric Company to produce and market a unique antenna mounting bracket for use on power transmission structures, and two important relationships with European manufacturers.

(bullet)  European Business Development Office
          In September of 1995, we established a business development office in Amsterdam, Netherlands. Based on our findings and several important business alliances, we plan to open a sales and distribution center in calendar 1996.

(bullet)  Purchase of Maryland Facility
          With assistance from the State of Maryland and Baltimore County, we acquired a 156,000 square foot facility in Hunt Valley, Maryland. This facility will become our "Global Logistics Center" and should allow consolidation of our three current Maryland-based facilities for greater efficiency. Occupancy should be complete by fall of 1996.

OPERATING INCOME
In Millions $


                 [Graph appears here--bar values follow:]

                      1993              1.495

                      1994              2.212

                      1995              4.188

                      1996              6.189




NUMBER OF ORDERS
In Thousands



                 [Graph appears here--bar values follow:]

                   1993                    109.193001

                   1994                    123.886002

                   1995                    141.949997

                   1996                    176.412003


DAYS IN INVENTORY AND
ACCOUNTS RECEIVABLE



                 [Graph appears here--bar values follow:]

                                    Inventory    A/R
                  1993                  76        45

                  1994                  65        42

                  1995                  57        41

                  1996                  56        42


2  (C) TESSCO, Year Ending 3/96

LETTER TO OUR SHAREHOLDERS                                            [logo]TM

June 4, 1996

DEAR FELLOW SHAREHOLDERS:

I am pleased to give you this review of our strong fiscal year. This report is an update of last year's rather than an all new presentation. This should give you an easy way to compare our progress and demonstrate consistency of focus, while being cost effective. You will also find our annual and quarterly reports and press releases on the Internet (http://www.tessco.com), which should allow an efficient and timely way of communicating with you in the future.

This fiscal year came in like a lamb but went out like a lion. As the year progressed, we raised our level of sales performance and achieved 50 percent revenue growth in the fourth quarter after a disappointing 5 percent increase in the first three months. We increased the size of our sales team by 52 percent and gave them innovative programs to present to existing and potential customers. As a result of our investment in sales and marketing, monthly buyers increased 13 percent and their purchases grew 16 percent in the fourth quarter. For the entire year, we showed a 24 percent revenue growth with a 63 percent increase in net income.

Customers are recognizing the value of TESSCO's ability to deliver the complete package of what is needed, on time, every time. The point of delivery, rather than the point of production, is becoming the major focus of many customers as they search for ways to improve their logistics. By providing a virtual inventory of a broad range of products and exceptional service, we make the procurement process seamless and less costly. We did business last year with nearly 13,000 different customers in 70 countries and monthly buyers grew to over 4,600.

The deployment of a business unit organization this past year allowed us to focus on individual market characteristics and build unique and effective selling propositions in our three business units:

(bullet) Infrastructure Products--Integrating base site logistics. TESSCO supplies antennas, cable and other equipment to the builders and maintainers of wireless base station infrastructure. We offer fast, site specific planning and delivery allowing building cycle time and inventories to be reduced. Aggressive capital spending in this area was delayed this year as the personal communications service (PCS) auctions took place and carriers contemplated their network plans and assessed competitive strategies. Our fourth quarter revenue growth of 32 percent, up from 7 percent in the first quarter, leads us to believe that construction will begin to accelerate in the coming months.

(bullet) Mobile and Portable Accessories--Partnering for subscriber satisfaction. Base station infrastructure systems "talk" to subscribers on mobile and portable equipment. The accessory products class, which includes antennas, replacement batteries, mobile data enhancements and other support items, has been a strategic challenge and required new thinking. We recognized the opportunity to "partner" with carriers, subscriber equipment manufacturers and dealers and assist them with providing their customers, the subscribers, with rapid delivery of information and product. In addition to supplying product, we developed a fulfillment service offering and today are enjoying a combination of product sales and fee based income from several major customers. Essentially we do what TESSCO does best - manage the procurement and delivery economics and provide "high touch" customer service - but for a fee in addition to product sales. Our strategy


                          [Color inset text follows:]

This is an exciting time to be part of the wireless communications industry. The past year was good and the TESSCO team is energized. We produced record results while building on our strong business foundation. Revenues increased 24 percent, net earnings were up 63 percent and operating income grew to over $6 million. We continued to improve our customer service, enhance our marketing and operating capabilities, and develop a uniquely talented team of people. We are enthusiastic regarding our prospects in the wireless communications industry.

                                               (C) TESSCO, Year Ending 3/96  3

LETTER TO OUR SHAREHOLDERS

reversed a 4 percent decline in the first quarter to an 80 percent growth in the fourth quarter. We expect this area to continue to expand as we help our customers improve subscriber satisfaction.

(bullet) Test and Maintenance--Keeping technicians and engineers productive. TESSCO supports technicians and engineers by selling tools, supplies
          and advanced test equipment   required   for  the   installation,
          repair and maintenance of infrastructure and mobile and portable equipment. We are beginning to offer kits and packages that address specific servicing and installation needs. This area began the year with 22 percent growth and ended the fourth quarter with 54 percent growth, driven by the development of new programs.

A major wave of capital spending is just beginning as the new personal communications service providers begin building their systems. Last year the industry spent $4 billion on new capital investment. The coming months should see a faster rate of new system construction as the two new licensees in each market begin to compete with the existing two cellular licensees. The focus will be on building national networks, and speed to market will be a key ingredient for success. We feel our capability has been well designed to serve the infrastructure needs of paging, cellular and the new PCS carriers in the months to come.

Last year cellular subscribers grew 40 percent* and should grow faster as new services and lower costs begin to challenge ordinary wired telephone service. Subscribers will require assistance after their initial purchase of the mobile or portable phone, fueling continued opportunity for TESSCO.

In the coming year we will build on our strong operating platform, customer, manufacturer and people foundation to enhance our speed, flexibility and profitability with these five general initiatives:

(bullet) Customer satisfaction. Our customer report cards consistently recognize TESSCO as providing excellent service. We intend, however, to raise the level of our already high standards. Training and technology will help us develop new techniques to make all points of customer interface faster, better and less costly.

We will improve our ability to personalize the complicated task of purchase consolidation and logistics integration for a vast number of buyers, products and transactions. Electronic commerce tools such as our computer based Buyer's Guide and Internet access will move from test programs to major initiatives. While emphasizing technology based services, we will continue to answer the phone directly with a knowledgeable, friendly TESSCO representative, 24 hours a day, 7 days a week.

(bullet) International expansion. During this past year our office in Amsterdam and our international sales team helped us better understand the opportunities for the TESSCO concept outside the United States. Primarily we learned 1) many of our current
          customers   are   potential international customers, 2) our logistics
          integration, "one stop shopping" role is possibly even more important outside the U.S. and 3) worldwide product sourcing is enhanced with international locations. As we push for global market coverage, we will strive to be careful to prevent organizational redundancies, and protect earnings from start up costs as much as possible.

AVERAGE MONTHLY BUYERS
In Thousands


                 [Graph appears here--bar values follow:]

                       1993                 3.308

                       1994                 3.621

                       1995                 4.034

                       1996                 4.569


AVERAGE MONTHLY DOLLARS PER BUYER
In Thousands


                 [Graph appears here--bar values follow:]

                       1993                 1.255

                       1994                 1.412

                       1995                 1.539

                       1996                 1.683


NUMBER OF CUSTOMERS
In Thousands



                 [Graph appears here--bar values follow:]

                       1993                 10.134

                       1994                 10.211

                       1995                 10.8

                       1996                 12.6



4  (C) TESSCO, Year Ending 3/96                                   *Source CTIA

                                                                      [logo]TM

(bullet) Logistics and Distribution Centers. World-class facilities are crucial to "delivering the expectations" of our customers. This year we will open our new Global Logistics Center, in Hunt Valley, Maryland which will consolidate our present three locations, and a start-up distribution center in Amsterdam, Netherlands. From these locations we will be able to provide express delivery throughout the world except for Asia. These facilities will improve upon our current "Vital-Link Switchyard" technology which assures speed of complete delivery with high accuracy, and low inventory and costs.

(bullet) Marketing innovation. Last year we expanded on our philosophy of developing and offering solutions rather than merely shipping products. While we remain independent of specific platforms or technologies, we must be able to quickly create innovative programs and services to meet our customers' changing needs. This new year will see an expansion of the products and choices we offer, packaged, configured and delivered in a way that truly improves our customers' operations.

(bullet) Contributors, leaders and quality. The progress we made this past year was due to the commitment of a very knowledgeable and competent group of people. Every team member has a stake in the company's overall performance, creating a close alignment with investor interest and individual contribution. Our performance culture requires team members to emphasize improving their value contribution to the organization rather than seeking movement
          through  a  hierarchy.   We  stress  individual contribution and
          leadership development at all levels. In this new year we will enhance this culture in every possible way as we recruit, develop and reward our people. Building a globally thinking, virtual organization and earning our ISO 9002 international quality registration will be important objectives.

This is an exciting time to be a part of the wireless communications industry. As we enter the new fiscal year we are prepared to continue our journey and look forward to meeting the challenges of our plan to accelerate growth. Since the beginning of our new fiscal year, two such challenges emerged: a vendor dispute and an agreement to acquire a competitor.

On April 18, 1996,  we  announced  that an  important  vendor of cable,  Andrew
Corporation, attempted to terminate our distribution agreement. I feel they are taking exception to TESSCO's growth and global strategy of offering the market a "total source" choice of product alternatives. Presently we are operating under an ex parte court injunction allowing a continued supply of Andrew product while we attempt to find a long-term solution. Ultimately, we believe this event will improve our overall strategic health.

On June 3,  1996,  we  announced  the aquisition  of  Cartwright
Communications,   a  Cincinnati-based   value-added distributor  with annual
revenues of approximately $15 million. This purchase should allow us to expand our total market coverage as a majority of their customers do not currently do business with TESSCO. Cartwright will retain its independent marketing identity and their sales should increase by offering TESSCO's significantly broader product line. Most importantly, Cartwright shares TESSCO's intense customer focus and results orientation which should enhance the value provided to customers and vendors, and combined bottom line performance.

We are enthusiastic regarding our prospects in the wireless communications industry. We are changing the way business is done by building a strong, flexible, technology- and people-driven distribution network that will better serve our markets, team members and shareholders in the months and years ahead.

Thank you for your continued support.

                  Sincerely,


                  /s/ Robert B. Barnhill, Jr.
                  ROBERT B. BARNHILL, JR.
                  BARNHILL@TESSCO.COM

                                               (C) TESSCO, Year Ending 3/96  5

WE MAKE IT EASIER AND LESS COSTLY FOR OUR CUSTOMERS TO DO BUSINESS...


                       [Four product photos appear here]


Our product offering spans three principal classes and includes nearly 14,000 items from simple electrical tape to sophisticated spectrum analyzers, from tiny connectors to bulky cable. This "total source" selection offers customers an opportunity to consolidate purchases and reduce procurement costs.

The Vital Link(TM)

TESSCO strives to be The Vital Link--the marketing and distribution machine that matches customer needs with manufacturing capability. In what has been described as a "gold rush" industry, TESSCO is strategically positioned as the "general store."

More and more businesses and individuals are relying on wireless communications as advancing technology continues to improve benefits and lower the cost of service. The growth of the industry - illustrated by a 40 percent growth in cellular subscribers last year - as well as the influence of new technologies, has created a robust marketplace and will fuel the demand for the products we sell. Our customers are the service organizations that deliver wireless products and services to this growing subscriber base. They need literally thousands of products delivered quickly, reliably, and economically. They need TESSCO's "total source" supply capability.

Your Total Source(R)

We catalog and stock nearly 14,000 products from over 230 manufacturers - virtually everything needed to build, run or maintain a cellular, paging, pcS or two-way system. These products range from simple electrical tape to sophisticated spectrum analyzers, from tiny connectors to bulky cable, and are manufactured by small companies to industry giants. The delivery of information and technical support for these products is a very important part of our offering as well.

INFRASTRUCTURE               [Color inset text follows:]
PRODUCTS
                             Infrastructure

                             On top of buildings, on towers, and in shelters
                             you'll find the  products  we sell to the  builders
[Pie chart appears here]     of wireless base station infrastructure--antennas,
                             cable, filtering equipment, and more.  Virtually
                             everything except the transceivers and switching
54% of Revenue               gear is available from TESSCO. This product class
6,000 Different Items        represents over 54 percent of our revenue.




MOBILE AND PORTABLE          [Color inset text follows:]
ACCESSORIES
                             Mobile & Portable

                             Base station infrastructure systems "talk" to
                             wireless subscribers via mobile and portable
                             phones and radios. TESSCO focuses on supplying
[Pie chart appears here]     support and accessory products. We offer
                             everything from antennas to replacement batteries,
                             microphones and speakers, cases and other
33% of Revenue               accessories. This product class represents 33
6,000 Different Items        percent of our revenue.




TEST AND MAINTENANCE         [Color inset text follows:]
PRODUCTS
                             Test and
                             Maintenance

                             All of these base station infrastructure, mobile
[Pie chart appears here]     and portable products must be installed, monitored
                             and repaired. We supply virtually everything a
                             service organization needs, from solder to tools to
13% of Revenue               the most sophisticated test equipment. This product
2,000 Different Items        class represents 13 percent of our revenue.

6  (C) TESSCO, Year Ending 3/96

    AND PROVIDE AN EFFECTIVE CHANNEL OF DISTRIBUTION TO MANUFACTURERS. [logo]TM


Our nearly 4,600 monthly buyers are diverse, ranging from proprietorships to state and federal agencies, from small installation shops to major corporations. All benefit from a marketing and distribution system that delivers improved procurement economics and an easier way of doing business.


                     [Four procurement photos appear here]


Procurement Economics

Our broad selection provides   one-stop  shopping  and  improved   procurement
economics for the organizations that keep wireless subscribers talking. While most competitors focus simply on lowering invoice price and delivery costs, we seek to offer our customers the lowest possible "total procurement cost."

With services ranging from electronic order assistance to inventory control programs, we help customers reduce the sum of product selection, order entry, purchase price, delivery, accounting, inventory, and obsolescence costs.

For our manufacturer partners, this same role makes us an attractive channel of distribution. We provide broad exposure, with aggressive sales and marketing, to a diverse and loyal customer base. We also seek to provide the lowest possible "total distribution cost" by lowering our manufacturers' combined production planning, order entry, order processing, inventory holding, shipping, credit, collection, and warranty processing costs.


[Clip art appears here]


Customers and manufacturers can now interact with TESSCO 24 hours a day, 7 days a week, 365 days a year, allowing them to do business when most convenient for them.


DEALERS AND                 CELLULAR, PCS AND           SELF-MAINTAINED
INSTALLATION CENTERS        PAGING CARRIERS             USERS


[Pie chart appears here]    [Pie chart appears here]    [Pie chart appears here]

37% of Revenue              47% of Revenue              16% of Revenue
6,600 Buying Locations      2,300 Buying Locations      3,700 Buying Locations



Our monthly  buyers fall into three primary categories:

(bullet)  Dealers

When an electrician needs a dispatch system for his trucks or a business person needs a cellular phone, they go to a communications dealer or installation center. These independent cellular, paging and two-way dealers represent 37 percent of our revenue.

(bullet)  Carriers

The system operators for cellular, paging and the new personal communications service (PCS) represent 47 percent of our revenue.

(bullet)  Users

Corporate and government users such as utilities, transportation companies, federal agencies, and public safety organizations who build and maintain their own systems represent 16 percent of our revenue.


                          [Color inset text follows:]

Our Customer Promise

Our customers want the same as all customers--better products, better service, faster delivery and lower cost. We intend to deliver on these needs by focusing on the five elements of our Customer Promise:

(bullet) Your Total Source providing an effective and efficient supply of a broad range of products, information and services of the highest quality.

(bullet) Complete and On-Time Delivery assuring confirmed product and information availability when and where needed.

(bullet) Outstanding Service achieving the ultimate in long-term satisfaction and the greatest ease and simplicity of doing business by anticipating and exceeding expectations.

(bullet) Risk-Free Purchases guaranteeing complete money-back delivery and product satisfaction for 30 days after shipment, and then extensive warranty assistance.

(bullet) Lowest Total Procurement Costs providing a system to reduce the sum of product selection search, selection order entry, purchase price, delivery, accounting, inventory and obsolescence costs.

                                               (C) TESSCO, Year Ending 3/96  7

We Utilize High-Tech Methods And Systems...

Our information technology system is the nerve center which integrates all aspects of our business. It allows TESSCO to provide personal accommodation on a vast and growing scale while driving corporate productivity and profitability.


               [Three Information Technology photos appear here]


Information  Technology Integrates
All Aspects of Our Business

Our business depends on the ability to handle a multitude of products and transactions with great precision while developing meaningful business relationships with a growing number of customers and vendors. The solution is
a unique  marriage of "high-tech"  systems  with  "high-touch"   personalized
service  that  is  the foundation  of TESSCO's  business  approach.

We have invested in creating and continually enhancing an information technology system that is well beyond that typically found at similar companies. Proprietary and constantly evolving, it is the nerve center around which all of our business activities are centered, from sales and marketing to purchasing, receiving, and inventory control. It gives TESSCO team members access to a world of real-time information, allowing us to read and react to a broad spectrum of business challenges. It also helps keep the complicated logistics of our business flowing with minimal effort, while providing a controlled environment that continually drives efficiency and productivity.

We now have major initiatives underway which will take our strong internal information technology systems and move them external to provide our customers and manufacturers with simpler, more powerful ways to interact and access our products and services. TESSCO MagicTM software now offers on-line, real-time inquiry and order entry capability. And a planned Internet "gateway" will put our entire 14,000 item offering on the World Wide Web in an easy-to-use format.


[Photo appears here]


Whether in the area of sales, marketing, accounting or on the distribution center floor, our information technology system gives TESSCO people the time to focus on building relationships, and the resources to think and perform at higher levels.

8  (C) TESSCO, Year Ending 3/96

                    WHILE MAINTAINING A HIGH-TOUCH FOCUS ON PEOPLE.   [logo]TM

At the heart of our business is a superior team of people. We recruit, hire and continually train individuals who fit our Striving To Be The Best(R) philosophy. And despite our high-tech approach, we still answer the phone directly with a knowledgeable, friendly TESSCO representative, 24 hours a day, 7 days a week.


                     [Three TESSCO Team photos appear here]



[TESSCO University photo appears here]

TESSCO University

Ongoing people development is a high priority and the impetus behind TESSCO University, a formal, expanding program designed to promote the values, principles, and skills needed to meet the daily challenges of our business.


Treating  Every  Customer Like Our Only Customer

Our focus on developing superior information technology has one clear goal: to give our people the time and tools to build meaningful business relationships and respond appropriately to what we call "the moments of truth." At TESSCO, all team members are trained to treat every customer, every call, every visit as if it were our only one. We make a point of providing up-front confirmation and back-end follow up to let our customers know we appreciate their business. We strive to deliver personal accommodation; our information technology system allows us to do it on a vast and growing scale.

We stay close to our customers through a number of formal listening and learning mechanisms. Our "Report Card" program has proven the most important. A TESSCO Report Card is included in every product and literature shipment, and customers are offered an incentive to return them. All TESSCO people see comments and scores from these cards each day, and are responsible for taking immediate action to solve problems or capitalize on opportunities.

The "Team Of Teams" is Our Greatest  Strength

We recruit, hire and continually train individuals who fit our Striving To Be The Best(R) philosophy. We then encourage innovation and performance with a non-hierarchical organizational structure that challenges individuals to effect changes that will better serve our customers and drive productivity and profitability. Accordingly, all team members' compensation has a "Value-Share" performance-based component. And all eligible team members are shareholders through direct ownership and/or our 401(k) program. For these reasons, TESSCO enjoys a sharply focused, company-wide commitment to maximizing performance and improving the bottom line.

                                               (C) TESSCO, Year Ending 3/96  9

WE PRACTICE THE ART AND SCIENCE OF MARKETING...

Knowledge  delivery--the  communication of useful  information to customers and
manufacturers--is  an  important  part  of  our  total  offering.   With  our
information-rich product database, we create customized marketing and sales support materials such as Your Total Source(R) Bulletins and The Wireless Journal(R) quickly and easily. An increasing number of manufacturers are finding these materials an effective way to market their products, generating additional revenue for TESSCO.


                      [Three Marketing photos appear here]


Personal Accommodation On A Vast Scale

By combining "high-tech" with "high-touch", TESSCO takes marketing to a higher level. At its best, marketing is an art form in many companies. But at TESSCO we have developed what we refer to as an artful but scientific approach using databases. We can easily select and price products, track them during their life cycles, design promotions that target high-potential buyers and, of course, measure the effectiveness of our marketing tools.

The TESSCO information technology system is an important tool in our efforts to build customer relationships. It allows us to track tens of thousands of potential and active customers, maintain detailed contact diaries plus mail and purchase histories, and monitor buying patterns - all at the push of a button. This system also improves our efficiency; as we move from account acquisition to the important relationship phase, it helps us extract sales cost from the process.

Cataloging

At TESSCO, cataloging is more than just putting ink on paper. We have created a unique system for dealing with the multitude and diversity of the products we supply - something akin to the Dewey Decimal System for the wireless industry. Each individual product SKU is assigned a full description, illustration, cost, pricing and technical data along with a TESSCO-created universal product code
(UPC) bar code when entered into the TESSCO product database. This information-rich environment lets us create our industry-standard Buyer's Guide in a matter of days, and lets us customize catalogs - by niche, customer, product, and eventually by country and currency - just as easily. This same database facilitates our "expert system," a series of informational screens that lets non-technical people answer technical questions, while allowing fast, easy electronic publishing of our full complement of business tools.


[TESSCO Magic(TM) photo appears here]


TESSCO Magic(TM)... Your
Procurement Wizard (v2.0)

The TESSCO database allows us to develop innovative presentation formats such as TESSCO Magic(TM). This proprietary buyer's guide software lets customers find and learn about any of our nearly 14,000 items, check pricing and availability, even transmit their orders with point-and-click simplicity. A CD-ROM version and Internet access are under development.

10  (C) TESSCO, Year Ending 3/96

       SUPPORTED BY A WORLD-CLASS OPERATING PLATFORM.                 [logo]TM

Our inventory management system lets us provide customers with a "virtual inventory" of the complete package of products needed by anticipating not only major requirements, but smaller, difficult-to-schedule needs as well.


                [Three Inventory Management photos appear here]



[Photo appears here]

Paperless, Wireless
Distribution Technology

Providing what our customers need, when and where they need it is what TESSCO is all about. Our highly efficient distribution center helps us do that. On the distribution center floor, totes are electronically guided to various picking zones. Wireless data capture is facilitated by our proprietary bar coding. And no paperwork is created until the shipping label and packing list are affixed at the final station, allowing us the flexibility to perform customized fulfillment.

Offering Economical "Virtual Inventory"

At TESSCO, we accept the responsibility of delivering, not just shipping. We guarantee on-time delivery to insure that our customers' needs are met and their businesses continue to operate smoothly. We have strong alliances with a number of transportation carriers, and alternative delivery methods in place should a particular carrier interrupt service.

In addition, we focus on eliminating backorders and delivering complete orders rather than multiple partial shipments. Our inventory management system assures availability of a multitude of items and lets us anticipate not only major customer requirements, but also smaller, difficult-to-schedule needs. All of this lets our customers maintain an economical "virtual inventory," certain they will have the products they need, when they need them, without tying up vital working capital.

Striving To Be The Best(R)

Our mission to become The Vital Link to the wireless industry requires constant attention and continual improvement as the needs of the marketplace change and evolve. We have the operating platform, the uniquely talented team of people, the financial resources, and the customer loyalty necessary to meet the challenge. Our future success will depend not so much on a few major gains, but on hundreds of managed, incremental improvements to the way we do business. We must build on the excellent platform we have in place today to be better and more efficient tomorrow. At TESSCO, we are... Striving To Be The Best(R).

                                              (C) TESSCO, Year Ending 3/96  11

SELECTED FINANCIAL AND OPERATING DATA  TESSCO TECHNOLOGIES INCORPORATED [logo]TM

                                                                               Fiscal Years Ended
 .................................................................................................................................
                                                March 29,          March 31,        April 1,          March 26,        March 27,
                                                  1996               1995             1994              1993             1992
 .................................................................................................................................
                                                          (in thousands, except per share and selected operating data)
Statement of Income Data:
Revenues                                        $ 92,290           $ 74,518         $ 61,375          $ 49,800         $40,329
Cost of goods sold                                68,974             57,829           47,317            37,896          30,859
 .................................................................................................................................
Gross profit                                      23,316             16,689           14,058            11,904           9,470
Selling, general and administrative expenses      17,127             12,500           11,099            10,409           8,121
Retroactive compensation adjustment                    0                  0              747                 0               0
 .................................................................................................................................
Income from operations                             6,189              4,189            2,212             1,495           1,349
Interest income (expense), net                       179               (157)            (511)             (450)           (334)
 .................................................................................................................................
Income before provision for income taxes           6,368              4,032            1,701             1,045           1,015
Provision for income taxes                         2,327              1,559              673               370              58
 .................................................................................................................................
Net income                                      $  4,041           $  2,473         $  1,028          $    675         $   957
 .................................................................................................................................

Fully diluted earnings per share                $   0.88           $   0.64         $   0.32          $   0.22         $  0.31
Fully diluted weighted average
  shares outstanding                               4,591              3,894            3,249             3,058           3,068
 .................................................................................................................................


Selected Operating Data:
Average customers per month                        4,569              3,898            3,621             3,308           2,646
Orders shipped                                   176,412            141,950          123,886           109,193          84,220
Revenues per employee (in thousands)            $    576           $    583         $    531          $    468         $   455


Balance sheet data (at period end):
Working capital                                 $ 17,390           $ 18,055         $ 10,296          $  3,299         $ 3,922
Total assets                                      36,528             28,176           19,054            17,563          12,698
Short-term debt                                      126                121            1,445             5,638           4,138
Long-term debt                                        85                199            6,053               620             229
Mandatory redeemable convertible
  preferred stock                                      0                  0                0             3,951           3,910
Stockholders' equity                              24,544             20,168            6,363             1,322             793
 .................................................................................................................................



12  (C) TESSCO, Year Ending 3/96

MANAGEMENT'S  DISCUSSION AND ANALYSIS OF                              [logo]TM
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal 1996 Compared to Fiscal 1995

     Revenues increased by $17.8 million, or 23.9% to $92.3 million in fiscal 1996 compared to $74.5 million in fiscal 1995. The overall increase was primarily a result of increased unit volume and an expanded product offering. Revenues increased in each of the Company's major product categories, with the largest growth experienced in the sale of infrastructure products. Infrastructure, mobile and portable accessory and test and maintenance products accounted for approximately 54%, 33% and 13%, respectively, of fiscal 1996 product revenues. Revenues also increased in each of the major customer classifications, with the largest growth experienced in sales to cellular and paging carriers. Cellular and paging carriers, dealers and self-maintained users accounted for approximately 47%, 37% and 16%, respectively, of fiscal 1996 product revenues.

     Gross profit increased by $6.6 million, or 39.7%, to $23.3 million in fiscal 1996 compared to $16.7 million in fiscal 1995, while gross profit margin increased to 25.3% from 22.4%. The increase in gross profit margin resulted from product and service mix changes, pricing and purchasing programs and the implementation of fee-based fulfillment services.

     Selling, general and administrative expenses increased by $4.6 million, or 37.0%, to $17.1 million in fiscal 1996 compared to $12.5 million in fiscal 1995. The increase in these expenses was primarily attributable to the Company's increased investment in additional sales and marketing resources and freight expenses associated with the increased sales activity during fiscal 1996.
Selling, general and administrative expenses increased as a percentage of revenues to 18.6% in fiscal 1996 from 16.8% in fiscal 1995.

     Income from operations increased by $2.0 million, or 47.8%, to $6.2 million in fiscal 1996 compared to $4.2 million in fiscal 1995, and as a percentage of revenues increased to 6.7% from 5.6% in fiscal 1995.

     The provision for income taxes increased by $768,000 to $2.3 million in fiscal 1996 compared to $1.6 million in fiscal 1995. This increase was due primarily to the increased level of income before taxes in fiscal 1996, offset by a lower effective tax rate.

Fiscal 1995 Compared to Fiscal 1994

     Revenues increased by $13.1 million, or 21.4% to $74.5 million in fiscal 1995 compared to $61.4 million in fiscal 1994. The overall increase was primarily a result of increased unit volume. Revenues increased in each of the Company's major product categories, with the largest growth experienced in the sale of infrastructure products. Infrastructure, mobile and portable accessory and test and maintenance products accounted for approximately 53%, 33% and 14%, respectively, of fiscal 1995 product revenues. Revenues also increased in each of the major customer classifications, with the largest growth experienced in sales to cellular and paging carriers. Cellular and paging carriers, dealers and self-maintained users accounted for approximately 43%, 41% and 16%, respectively, of fiscal 1995 product revenues.

     Gross profit increased by $2.6 million, or 18.7%, to $16.7 million in fiscal 1995 compared to $14.1 million in fiscal 1994, while gross profit margin decreased to 22.4% from 22.9%. The decrease in gross profit margin was primarily the result of a shift in the relative percentage of revenues from the Company's product categories, in particular the increase in revenues from infrastructure products, which generally have a lower gross profit margin than the Company's other product categories. In addition, the gross profit margin was affected by a more competitive pricing environment for many of the Company's products.

     Selling, general and administrative expenses increased by $1.4 million, or 12.6%, to $12.5 million in fiscal 1995 compared to $11.1 million in fiscal 1994. The increase in these expenses was primarily attributable to increased salaries and benefits resulting from the Company's incentive compensation program and freight expenses associated with the increased sales activity during fiscal 1995. Selling, general and administrative expenses decreased as a percentage of revenues to 16.8% in fiscal 1995 from 18.1% in fiscal 1994, reflecting the continued effect of operational leverage and productivity enhancements.

     Income from operations increased by $2.0 million, or 89.3%, to $4.2 million in fiscal 1995 compared to $2.2 million in fiscal 1994, and as a percentage of revenues increased to 5.6% from 3.6% (4.8% exclusive of the fiscal 1994 retroactive compensation adjustment). Exclusive of the retroactive compensation adjustment, income from operations would have increased by $1.2 million or 41.5%. See Note 8 of the Notes to Financial Statements.

     Interest expense decreased by $354,000 in fiscal 1995 to $157,000 compared to $511,000 in fiscal 1994. The decrease in interest expense was primarily the result of the Company's repayment of its revolving line of credit with a portion of the net proceeds from the initial public offering. The Company invested the remaining proceeds in various short-term marketable securities for the second half of fiscal 1995. In addition, for the first six months of fiscal 1995, the Company experienced a lower effective interest rate on borrowed funds resulting from the renegotiation of the Company's revolving line of credit agreement.

     The provision for income taxes increased by $885,000 to $1.6 million in fiscal 1995 compared to $673,000 in fiscal 1994. This increase was due primarily to the increased level of income before taxes in fiscal 1995, offset by a slightly lower effective tax rate.

Liquidity and Capital Resources

     Net cash used in operating activities was approximately $2.7 million in fiscal 1996. The significant change in operating cash flow was primarily a result of increased net income offset by increases in accounts receivable, inventory and accounts payable levels.

                                              (C) TESSCO, Year Ending 3/96  13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                               [logo]TM
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Net cash provided by operating activities was approximately $5.5 million in fiscal 1995. The significant increase in operating cash flow for fiscal 1995 was primarily the result of an increase in net income, the current tax benefit related to an officer's exercise of certain stock options and warrants concurrently with the initial public offering, and improved overall working capital management. The net use of cash of $1.4 million in fiscal 1994 was primarily the result of changes in operating assets and liabilities requiring a use of cash, particularly a growth in accounts receivable levels.

     Net cash used in investing activities in each fiscal year consisted primarily of the acquisition of property and equipment. In fiscal 1994, the repayment of a note receivable from an officer of the Company resulted in a small net receipt of cash from investing activities.

     Net cash provided by financing activities was approximately $196,000, $3.4 million and $1.3 million in fiscal 1996, 1995 and 1994, respectively. In fiscal 1995, this was primarily the result of the Company's initial public offering, offset by the repayment of the revolving line of credit. In fiscal 1994 this was primarily the result of increased borrowings under the Company's credit facility.

     During fiscal 1996, the Company renegotiated its revolving line of credit. The new line is unsecured and has a maximum borrowing capacity of $10.0 million. The borrowings bear interest at a fluctuating rate as set forth in the revolving line of credit agreement. The Company may elect a rate based on either (i) the lender's prime lending rate or (ii) the London Interbank Offered Rate ("LIBOR"), with the minimum rate being LIBOR plus 1.75% There were no outstanding borrowings under the revolving line of credit as of March 31, 1996. The revolving line of credit agreement expires on March 31, 1998.

     The Company made capital expenditures totaling $5.5 million, $760,000 and $150,000 during fiscal 1996, 1995 and 1994, respectively. During fiscal 1996, the Company temporarily funded the purchase of its new distribution facility and will refinance it with permanent financing and attractive assistance from the state of Maryland and Baltimore county. The Company expects to make capital expenditures of approximately $6 million in fiscal 1997.

Other Matters

     On April 16, 1996, the Company received a 30-day Notice of Termination of its Distributor Agreement from Andrew Corporation. On April 18, 1996, TESSCO filed a lawsuit  seeking a declaration  that Andrew had  violated  the Maryland
Anti-Trust Act and the Maryland Fair Distributorship Act. The Court ruled on June 10, 1996, that these claims should be arbitrated. The Company requested ex parte, interlocutory and permanent injunctive relief. The Company was granted an ex parte injunction which currently allows a continued supply of Andrew product. The ex parte injunction was extended by consent of Andrew through July 1, 1996. The Company is seeking a further extension known as an interlocutory injunction until such time as the entire case can be heard. Counsel for the Company believes that the Company's claims under its lawsuits are meritorious; that it is entitled to permanent injunctive relief, and that Andrew Corporation is subject to the Maryland Fair Distributorship Act, which requires, among other things, that Andrew give 60 days' notice of termination and an opportunity to cure. Sales of Andrew product as a percentage of total sales represented 29% and 23%, respectively, for fiscal 1996 and the fourth quarter of fiscal 1996. The Company continues to offer competitive alternative product offerings and sources for Andrew product items. Should the injunctive relief not be extended, or alternative product acceptability be low or product availability become unreliable,  the impact on revenues  and earnings  could be material.

14  (C) TESSCO, Year Ending 3/96

QUARTERLY RESULTS OF OPERATIONS        TESSCO TECHNOLOGIES INCORPORATED [logo]TM

                                  Fiscal 1995 Quarters Ended                              Fiscal 1996 Quarters Ended
 ..................................................................................................................................
                      July 1,     Sept. 30,       Dec. 30,       March 31,    June 30,     Sept. 29,      Dec. 29,       March 29,
                       1994         1994            1994           1995         1995         1995           1995           1996
 ..................................................................................................................................
Revenues           $18,241,000   $18,198,900    $19,844,100     $18,233,600  $19,185,100  $21,989,600    $23,805,600   $27,309,800
Cost of
  goods sold        14,214,200    14,149,300     15,486,000      13,979,300   14,599,500   16,709,200     17,365,600    20,300,100
 ..................................................................................................................................
Gross profit         4,026,800     4,049,600      4,358,100       4,254,300    4,585,600    5,280,400      6,440,000     7,009,700
Selling,
  general, and
  administrative
  expenses           3,100,500     3,044,100      3,150,500       3,205,100    3,359,200    3,818,000      4,722,200     5,227,300
 ..................................................................................................................................
Income from
  operations           926,300     1,005,500      1,207,600       1,049,200    1,226,400    1,462,400      1,717,800     1,782,400
Interest income
  (expense), net      (110,700)     (113,100)         9,700          57,000       70,300       63,600         52,800        (7,700)
 ..................................................................................................................................
Income before
  provision
  for taxes            815,600       892,400      1,217,300       1,106,200    1,296,700    1,526,000      1,770,600     1,774,700
Provision for
  income taxes         322,500       358,900        458,100         419,100      477,900      540,800        643,300       665,000
 ..................................................................................................................................
Net income         $   493,100   $   533,500    $   759,200     $   687,100  $   818,800  $   985,200    $ 1,127,300   $ 1,109,700
 ..................................................................................................................................

                                                                  Percentage of Revenues
 ...................................................................................................................................
                                     Fiscal 1995 Quarters Ended                               Fiscal 1996 Quarters Ended
 ...................................................................................................................................
                         July 1,      Sept. 30,      Dec. 30,       March 31,     June 30,    Sept. 29,       Dec. 29,    March 29,
                          1994          1994           1994           1995          1995        1995            1995        1996
 ...................................................................................................................................
Revenues                  100.0        100.0          100.0           100.0        100.0        100.0          100.0        100.0
Cost of
  goods sold               77.9         77.7           78.0            76.7         76.1         76.0           72.9         74.3
 ...................................................................................................................................
Gross profit               22.1         22.3           22.0            23.3         23.9         24.0           27.1         25.7
Selling,
  general, and
  administrative
  expenses                 17.0         16.7           15.9            17.5         17.5         17.4           19.8         19.1
 ...................................................................................................................................
Income from
  operations                5.1          5.5            6.1             5.8          6.4          6.7            7.2          6.5
Interest income
  (expense), net           (0.6)        (0.7)           0.0             0.3          0.4          0.3            0.2         (0.0)
 ...................................................................................................................................
Income before
  provision for taxes       4.5          4.9            6.1             6.1          6.8          6.9            7.4          6.5
Provision for
  income taxes              1.8          2.0            2.3             2.3          2.5          2.5            2.7          2.4
 ...................................................................................................................................
Net income                  2.7          2.9            3.8             3.8          4.3          4.5            4.7          4.1

                                              (C) TESSCO, Year Ending 3/96  15

BALANCE SHEETS                       TESSCO TECHNOLOGIES INCORPORATED [logo]TM

ASSETS
                                                                               March 29,              March 31,
                                                                                 1996                   1995
 ...............................................................................................................
Current Assets:
   Cash and marketable securities                                             $   439,400          $  8,453,100
   Trade accounts receivable, net of allowance
     for doubtful accounts and sales returns of
     $431,800 and $474,000, respectively                                       14,312,500             8,057,300
   Product inventory                                                           13,689,400             8,573,900
   Deferred tax asset                                                             280,600               277,100
   Prepaid expenses and other current assets                                      566,700               474,500
 ...............................................................................................................
Total current assets                                                           29,288,600            25,835,900
 ...............................................................................................................

Property and Equipment:
   Building                                                                     4,808,600                  --
   Computer equipment and software                                              1,781,200             1,439,600
   Furniture and equipment                                                      1,187,300               886,500
   Tooling                                                                        295,100               295,100
   Leasehold improvements                                                         591,200               569,100
   Equipment held under capital lease                                             600,000               600,000
 ...............................................................................................................
                                                                                9,263,400             3,790,300
   Less-accumulated depreciation and amortization                               2,660,700             2,093,500
 ...............................................................................................................
Property and Equipment, net                                                     6,602,700             1,696,800

Deferred Tax Asset                                                                 87,900                32,500

Other Assets                                                                      548,700               610,800
 ...............................................................................................................
Total assets                                                                  $36,527,900           $28,176,000
 ...............................................................................................................



LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
   Current portion of capital lease obligation                                $   126,400           $   120,600
   Trade accounts payable                                                       9,642,700             6,607,700
   Accrued expenses and other current liabilities                               2,129,700             1,052,200
 ...............................................................................................................
   Total current liabilities                                                   11,898,800             7,780,500


Capital Lease Obligation, Net of Current Portion                                   85,000               199,300


Other Long-Term Liabilities                                                           --                 27,800
 ...............................................................................................................
Total liabilities                                                              11,983,800             8,007,600

Commitment and Contingencies

Stockholders' Equity
   Preferred stock, $.01 par value, 500,000 shares authorized
     and no shares issued and outstanding                                             --                    --
   Common stock, $.01 par value, 9,500,000 shares authorized;
     4,462,572 shares issued and 4,218,814 shares outstanding
     as of March 29, 1996 and 4,328,397 shares issued and
     4,091,785 shares outstanding as of March 31, 1995                             44,600                43,300
   Additional paid-in capital                                                  18,232,900            17,739,000
   Treasury stock at cost, 243,758 shares and 236,612 shares, respectively     (2,126,400)           (1,965,900)
   Retained earnings                                                            8,393,000             4,352,000
 ...............................................................................................................
Total stockholders' equity                                                     24,544,100            20,168,400
Total liabilities and stockholders' equity                                    $36,527,900           $28,176,000
 ...............................................................................................................

   The accompanying notes are an integral part of these financial statements.

16  (C) TESSCO, Year Ending 3/96

STATEMENTS OF INCOME                 TESSCO TECHNOLOGIES INCORPORATED [logo]TM

                                                                                      Fiscal Years Ended
 ..................................................................................................................................
                                                          March 29,                       March 31,                      April 1,
                                                            1996                            1995                           1994
 ..................................................................................................................................
Revenues                                                 $92,290,100                     $74,517,600                   $61,375,600
Cost of goods sold                                        68,974,400                      57,828,800                    47,317,100
 ..................................................................................................................................
Gross profit                                              23,315,700                      16,688,800                    14,058,500


Selling, general and administrative expenses              17,126,700                      12,500,200                    11,099,400
Retroactive compensation adjustment                              --                               --                       746,600
 ..................................................................................................................................


Income from operations                                     6,189,000                       4,188,600                     2,212,500


Interest income (expense), net                               179,000                        (157,100)                     (511,300)
 ..................................................................................................................................


Income before provision for income taxes                   6,368,000                       4,031,500                     1,701,200


Provision for income taxes                                 2,327,000                       1,558,600                       673,400
 ..................................................................................................................................
Net income                                               $ 4,041,000                     $ 2,472,900                   $ 1,027,800
 ..................................................................................................................................

Primary earnings per share                                     $0.89                           $0.64                         $0.34
 ..................................................................................................................................
 ..................................................................................................................................

Fully diluted earnings per share                               $0.88                           $0.64                         $0.32
 ..................................................................................................................................
 ..................................................................................................................................

Primary weighted average shares outstanding                4,555,200                       3,834,000                     3,030,900
 ..................................................................................................................................
 ..................................................................................................................................

Fully diluted weighted average shares outstanding          4,591,300                       3,894,200                     3,248,800
 ..................................................................................................................................

   The accompanying notes are an integral part of these financial statements.

                                              (C) TESSCO, Year Ending 3/96  17

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                      TESSCO TECHNOLOGIES INCORPORATED [logo]TM

                                                                                                                           Total
                                   Common           Additional       Subscriptions and    Treasury      Retained       Stockholders'
                                    Stock         Paid-In Capital    Notes Receivable       Stock       Earnings          Equity
 ....................................................................................................................................
Balance at
March 26, 1993                   $  16,400          $   822,700        $   (216,700)    $  (177,600)   $  877,500      $ 1,322,300
Repurchase of common
  stock for treasury                    --                   --                  --          (1,100)           --           (1,100)
Payment received on
  common stock
  subscriptions and
  notes receivable                      --                   --              63,700              --            --           63,700
Accretion of redemption
  value of mandatory
  redeemable convertible
  preferred stock                       --                   --                  --              --       (26,200)         (26,200)
Redemption of
  common stock                          --             (153,000)            153,000              --            --               --
Conversion of
  mandatory redeemable
  convertible preferred
  stock to common stock             12,400            3,964,500                  --              --            --        3,976,900
Net income                              --                   --                  --              --     1,027,800        1,027,800
 ....................................................................................................................................

Balance at
April 1, 1994                       28,800            4,634,200                  --        (178,700)    1,879,100        6,363,400
Net proceeds from
  initial public offering            9,700           10,023,200                  --              --            --       10,032,900
Net proceeds from
  exercise of options
  and warrants in exchange
  for cash and treasury stock        4,800            2,367,400                  --      (1,787,200)           --          585,000
Tax benefit of option exercises         --              714,200                  --              --            --          714,200
Net income                              --                   --                  --              --     2,472,900        2,472,900
 ....................................................................................................................................

Balance at
March 31, 1995                      43,300           17,739,000                  --      (1,965,900)    4,352,000       20,168,400
Net proceeds from exercise
  of options in exchange
  for cash and treasury stock        1,300              463,900                  --        (160,500)           --          304,700
Tax benefit of option exercises         --               30,000                  --              --            --           30,000
Net income                              --                   --                  --              --     4,041,000        4,041,000
 ....................................................................................................................................

Balance at
March 29, 1996                   $  44,600          $18,232,900                  --     $(2,126,400)   $8,393,000     $ 24,544,100
 ....................................................................................................................................
 ....................................................................................................................................

   The accompanying notes are an integral part of these financial statements.

18  (C) TESSCO, Year Ending 3/96

STATEMENTS OF CASH FLOWS             TESSCO TECHNOLOGIES INCORPORATED [logo]TM

                                                                                              Fiscal Years Ended
 ..................................................................................................................................
                                                                           March 29,                March 31,            April 1,
                                                                             1996                     1995                 1994
 ..................................................................................................................................
Cash Flows from Operating Activities:
Net income                                                               $ 4,041,000               $2,472,900          $ 1,027,800
Adjustments to reconcile net income to net cash
  (used in) provided by operating activities:
  Depreciation and amortization                                              629,300                  552,300              519,900
  Provision for bad debts                                                    166,200                  186,300              204,900
  Deferred income taxes                                                      (58,900)                 (79,800)              13,100
Increase in trade accounts receivable                                     (6,421,400)                (652,400)          (2,165,700)
(Increase) decrease in product inventory                                  (5,115,500)                (289,100)             211,000
(Increase) decrease in prepaid expenses and
  other current assets                                                       (92,200)                 374,000             (334,400)
Increase (decrease) in trade accounts payable                              3,035,000                2,025,300             (994,400)
Increase in accrued expenses and other
  current liabilities, net of non-cash items in fiscal 1996 and 1995       1,107,500                1,225,600              175,500
Decrease in other long-term liabilities                                      (27,800)                 (41,800)             (19,800)
 ..................................................................................................................................
Net cash (used in) provided by operating activities                       (2,736,800)               5,773,300           (1,362,100)


Cash Flows from Investing Activities:
Acquisition of property and equipment                                     (5,473,100)                (759,900)            (150,200)
Advances on note receivable                                                       --                       --             (232,500)
Repayment of note receivable                                                      --                       --              390,500
 ..................................................................................................................................
Net cash (used in) provided by investing activities                       (5,473,100)                (759,900)               7,800


Cash Flows from Financing Activities:
Net (decrease) increase in borrowings under
  credit facility and cash overdraft                                              --               (6,881,500)           1,383,800
Net proceeds from initial public offering                                         --               10,032,900                   --
Proceeds from exercise of stock options                                      304,700                  585,000                   --
Proceeds from common stock subscriptions and
  notes receivable                                                                --                       --               63,700
Repurchase of common stock for treasury                                           --                       --               (1,100)
Payment of capital lease obligation                                         (108,500)                (296,700)            (143,900)
 ..................................................................................................................................
Net cash provided by financing activities                                    196,200                3,439,700            1,302,500


Net (decrease) increase in cash and marketable securities                 (8,013,700)               8,453,100              (51,800)


Cash and Marketable Securities, beginning of year                          8,453,100                       --               51,800
 ..................................................................................................................................


Cash and Marketable Securities, end of year                              $   439,400               $8,453,100           $       --
 ..................................................................................................................................
 ..................................................................................................................................

   The accompanying notes are an integral part of these financial statements.

                                              (C) TESSCO, Year Ending 3/96  19

NOTES TO FINANCIAL STATEMENTS        TESSCO TECHNOLOGIES INCORPORATED [logo]TM

1.   Organization and Initial Public Offering:

     TESSCO Technologies Incorporated (the Company) is a leading distributor of products to the wireless communications industry.

     On September 28, 1994, the Company sold 966,870 shares of its  common stock for $12.00 per share in connection with an initial registration with the Securities and Exchange Commission. In connection with this
transaction,   the  Company  incurred  costs  of  $1,569,500   consisting
principally of underwriting, legal, accounting and other fees. Additionally, certain existing stockholders sold 1,218,130 shares of their common stock holdings to the public and certain officers and directors of the Company exercised certain stock options and warrants, resulting in the issuance of an additional 325,851 shares of common stock.

     The net proceeds to the Company of $10,032,900 from the offering and $585,000 from the exercise of certain stock options and warrants were used to repay the Company's borrowing under a working capital revolving line of credit and for general corporate purposes. The unaudited pro forma supplemental earnings per share would have been $0.58 for fiscal year 1995 assuming the Offering and the application of proceeds therefrom occurred at the beginning of the period.

     In connection with the initial public offering, the Company effected a three-for-one stock split. In addition, the Company increased the number of authorized shares of common stock to 9,500,000 and authorized 500,000 shares of a newly-created class of preferred stock. All references in the accompanying financial statements and related notes with respect to common stock, preferred stock, and per share amounts have been retroactively restated for the effects of the split and the new number of authorized shares. The Company also approved, in connection with the public offering, the granting of options to purchase 424,400 shares of common stock at the initial public offering price.

2.  Summary of Significant Accounting Policies:

Fiscal Year

     The Company maintains its accounts on a fifty-two/fifty-three week fiscal year ending on the Friday falling on or between March 26 and April 1. The fiscal years ending March 29, 1996 and March 31, 1995 each contained 52 weeks, and the fiscal year ended April 1, 1994, contained 53 weeks.

Cash and Marketable Securities

     Cash and marketable securities includes marketable securities with a maturity of 90 days or less.

Product Inventory

     Product inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method and includes certain charges directly and indirectly incurred in bringing product inventories to the point of sale.

Property and Equipment

     Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:

                                                 Useful lives
      Computer equipment and software            5 years
      Furniture, equipment and tooling           3-10 years
      Building                                   30 years

     Amortization is provided on leasehold improvements and equipment held under capital lease using the straight-line method over the terms of the leases ranging from three to ten years.

Other Assets

     Other assets consist mainly of goodwill and trademarks which are being amortized using the straight-line method over 15 and 5 years, respectively. Accumulated amortization as of March 29, 1996 and March 31, 1995 was approximately $250,100 and $188,000, respectively.

Revenue Recognition

     The Company records sales when product is shipped to the customers.

Advertising Costs

     The Company capitalizes certain costs related to the printing and production of its product catalogs. These costs are amortized over a period of six months commencing with the distribution of the catalogs.

Supplemental Cash Flow Information

     Cash paid for interest during fiscal years 1996, 1995 and 1994 totaled $0, $181,400 and $339,900 respectively. Cash paid for income taxes for fiscal years 1996, 1995 and 1994 totaled $1,547,000, $712,000 and $652,000 respectively.

     The Company had noncash transactions during fiscal years 1996, 1995 and 1994 as follows:

                                1996         1995        1994
Accretion of redemption
  value of preferred stock    $     --   $       --      $ 26,200
Exercise of options and
  warrants in exchange for
  treasury stock               160,500    1,787,200            --
Redemption of stock
  subscription and
  note receivable                   --           --       153,000
Tax benefit from exercise
  of stock options              30,000      714,200            --


Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the
reporting  period.   Actual  results  could  significantly   differ  from  those
estimates.

20  (C) TESSCO, Year Ending 3/96

NOTES TO FINANCIAL STATEMENTS        TESSCO TECHNOLOGIES INCORPORATED [logo]TM

3.  Note Receivable From Officer:

     As of March 26, 1993, the Company had a note receivable from the Chief Executive Officer with a balance of $158,000. This note bore interest at the annual short-term applicable Federal rate. During fiscal year 1994, the Company provided an additional $232,500 to the Officer under the note. The total note balance was repaid by the Officer in March 1994.

4.  Borrowings Under Credit Facility:

     Effective February 28, 1994, the Company entered into an Amended and Restated Financing and Security Agreement (the Agreement) with a bank for a $10,000,000 revolving credit facility available through December 31, 1996. There was no balance outstanding under the Agreement as of March 29, 1996 and March 31, 1995. The Company repaid the outstanding balance under the Agreement during fiscal 1995 from a portion of the proceeds from the initial public offering. Borrowings are secured by accounts receivable, inventory and certain other assets of the Company. Borrowings available to the Company under the Agreement are based upon the Company's trade accounts receivable and product inventory and at March 31, 1995, the maximum borrowing capacity was $10,000,000. The Company also pays a 0.25% fee based on the average daily unused balance.

     Interest rates under the Agreement are based on the Company's quarterly debt service coverage ratios as follows:

  Debt Service
  Coverage                                                       Interest Rate
 ................................................................................
  Less than 2.5                           Prime plus 1/2% or LIBOR plus 2 1/2%
  2.5 to 3.0                              Prime plus 1/4% or LIBOR plus 2 1/4%
  3.0 to 4.5                                            Prime or LIBOR plus 2%
  Greater than 4.5                                  Prime or LIBOR plus 1 3/4%


     The provisions of the Agreement require the Company to meet certain financial covenants and ratios and contain other limitations including a restriction on dividend payments.

     During fiscal 1996, the Company renegotiated its existing revolving line of credit. The new line is unsecured and bears interest at either the prime rate or the London Interbank Offered Rate (LIBOR) with the minimum rate being LIBOR plus 1.75%. The unsecured line of credit expires on March 31, 1998.

     During fiscal years 1996, 1995 and 1994, the maximum borrowings under the revolving credit facility totaled $0, $6,413,500 and $6,445,400, respectively. The average borrowings totaled $0, $5,383,200 and $5,033,800 in fiscal years 1996, 1995 and 1994, respectively. The weighted average interest rate on borrowings was 0.0%, 6.6% and 6.9% for the respective fiscal years.

     Interest expense on the credit facility for fiscal years 1996, 1995 and 1994, totaled $0, $166,000 and $355,200, respectively.

5.  Leases:

     The Company has entered into a lease for various property and equipment expiring in fiscal year 1998 which has been capitalized using an interest rate of 10.2%. The Company also has several noncancelable operating leases for office and warehouse facilities and equipment that expire at various times through December 31, 2000. Rent expense for fiscal years 1996, 1995 and 1994 totaled $520,200, $463,400 and $466,900, respectively.

     As of March 29, 1996, future minimum lease payments related to leases were as follows:

                                                   Capital      Operating
                                                    Lease         Leases
 ................................................................................
   1997                                           $141,000     $  372,200
   1998                                             88,200        219,200
   1999                                                 --        267,700
   2000                                                 --        267,700
   2001                                                 --        200,700
 ................................................................................
                                                   229,200     $1,327,500
   Less -- Interest                                 17,800
 ................................................................................
   Present value of future
   minimum lease payments                         $211,400


6.   Stock Options and Warrants:

     The Company has two stock option plans -- the 1984 Employee Incentive Stock Option Plan (the 1984 Plan) and the 1994 Stock and Incentive Plan (the 1994
Plan). Under the 1984 Plan and 1994 Plan, options for a maximum of 401,250 and 333,000 shares, respectively, may be granted at prices not less than 100% of the fair market value at the date of option grant and for a term of not greater than ten years. The 1994 Plan also allows for the granting of non-qualified options, stock appreciation rights, restricted stock and restricted stock units, and other performance awards, none of which have been granted as of March 29, 1996.

     In addition, non-plan options and warrants have been granted at the discretion of the Board of Directors. Transactions involving options and warrants are summarized as follows:

   Options                             1996          1995         1994
 ................................................................................
   Outstanding,
   beginning of year                  699,600       625,900      411,600
   Granted                            148,600       424,400      322,900
   Exercised                         (134,200)     (350,700)          --
   Cancelled                               --            --     (108,600)
 ................................................................................
   Outstanding,
   end of year                        714,000       699,600      625,900
   Available for grant
   at end of year                      74,000       222,600      447,000
 ................................................................................
   Total reserved shares              788,000       922,200    1,072,900
   Prices per share               $3.00-28.00   $3.00-13.20   $3.00-6.67


   Warrants                            1996          1995         1994
 ................................................................................
   Outstanding,
   beginning of year                       --       135,000      135,000
   Granted                                 --            --           --
   Exercised                               --      (135,000)          --
   Cancelled                               --            --           --
 ................................................................................
   Outstanding, end of year                --            --      135,000
   Total reserved shares                   --            --      135,000
   Prices per share                       N/A          N/A    $3.00-3.33


7.   Common Stock and Mandatory Redeemable
     Convertible Preferred Stock:

     Effective September 29, 1993, the Company's mandatory redeemable convertible preferred stock was converted to common stock. The redemption value of the mandatory redeemable convertible preferred stock was being accreted using the effective-

                                              (C) TESSCO, Year Ending 3/96  21

NOTES TO FINANCIAL STATEMENTS        TESSCO TECHNOLOGIES INCORPORATED [logo]TM

interest method over the related redemption periods. Accretion for fiscal years 1996, 1995 and 1994 totaled $0, $0 and $26,200, respectively, as reflected in the accompanying statements of changes in stockholders' equity.

8.   Retroactive Compensation Adjustment:

     During fiscal year 1994, the Board of Directors approved a compensation adjustment for the Chief Executive Officer of the Company totaling $746,600, related to services rendered since 1984. This compensation amount has been shown as "retroactive compensation adjustment" in the accompanying statements of operations.

9.   Income Taxes:

     A reconciliation of the difference between the provision for income taxes computed at statutory rates and the provision for income taxes provided on income is as follows:

                                        1996         1995          1994
 ................................................................................
   Statutory federal rate               34.0%        34.0%         34.0%
   State taxes,
    net of federal benefit               2.3          2.3           2.3
   Non-deductible expenses               0.5          0.8           1.9
   Other                                (0.3)         1.6           1.4
 ................................................................................
   Effective rate                       36.5%        38.7%         39.6%


     The provision for income taxes was comprised of the following:


                                        1996         1995          1994
 ................................................................................
   Federal:
    Current                       $2,128,000   $1,473,700      $600,100
    Deferred                         (51,700)     (69,600)       11,800
   State:
    Current                          257,900      164,700        60,200
    Deferred                          (7,200)     (10,200)        1,300
 ................................................................................
   Provision for
   income taxes                   $2,327,000   $1,558,600      $673,400
 ................................................................................


     Total deferred tax assets and deferred tax liabilities as of March 29, 1996 and March 31, 1995, and the sources of the differences between financial accounting and tax basis of the Company's assets and liabilities which give rise to the deferred tax assets and deferred tax liabilities are as follows:


                                                   1996           1995
 ................................................................................
   Deferred tax assets:
   Property, equipment
    and capital leases                           $134,500      $ 94,700
   Accrued expenses and reserves                  297,800       295,500
   Other assets                                     9,600        11,300
   Miscellaneous                                       --        16,900
 ................................................................................


                                                 $441,900      $418,400
   Deferred tax liabilities:
   Prepaid expenses                               $17,200      $ 35,300
   Other assets                                    56,200        73,500
 ................................................................................
                                                  $73,400     $ 108,800

10.  Profit Sharing Plan:

     The Company has implemented a 401(k) profit sharing plan that covers all eligible employees. Contributions to the plan are made at the discretion of the Company's Board of Directors. The Company's contribution to the plan during fiscal years 1996, 1995 and 1994 totaled $47,200, $69,800 and $9,000, respectively.

11.  Asset Purchase:

     During fiscal year 1993, the Company acquired certain assets and assumed certain liabilities of Cellular Solutions Incorporated (CSI). The assets acquired were inventory, tooling, catalog development, and certain intangible assets, including trademarks and trade names. In consideration for these assets, the Company assumed liabilities of CSI totaling $1,362,000. The acquisition has been accounted for as a purchase with the purchase price being allocated to the assets acquired based on their estimated fair values. The excess of the liabilities assumed over the fair value of assets acquired of $713,300 is being amortized over 15 years.

12. Earnings Per Share:

     Primary and fully diluted earnings per share were computed based on the weighted average number of common and common equivalent shares outstanding. The mandatory redeemable convertible preferred stock was converted to common stock during fiscal year 1994 (see Note 7) and, as a common stock equivalent, has been treated as if it was converted at the beginning of the periods presented. The dilutive effect of all options and warrants outstanding has been determined by using the treasury stock method. The weighted average shares outstanding is calculated as follows:


                                       1996         1995         1994
 ................................................................................
   Common stock                     4,159,300    3,447,700     2,791,700
   Effect of dilutive
    common equivalent
    shares                            395,900      386,300       239,200
 ................................................................................
   Primary weighted
    average shares
    outstanding                     4,555,200    3,834,000     3,030,900
   Effect of change in
    share price                        36,100       60,200       217,900
 ................................................................................
   Fully diluted
    weighted average
    shares outstanding              4,591,300    3,894,200     3,248,800
 ................................................................................


     The "effect of change in share price" above represents the impact on the treasury stock method of the difference between the average share price during the year and the year-end share price.

13.  Subsequent Events

     On April 18, 1996, the Company announced it had received a 30-day notice of termination of its distributor agreement with Andrew Corporation. TESSCO filed a lawsuit seeking a declaration that Andrew violated the Maryland Anti-Trust Act and the Maryland Fair Distributor Act.

     The Company was granted an ex parte injunction pursuant to which the Company is assured a continued supply of Andrew product. The Company has asked the court for permanent injunctive relief.

     Sales of Andrew product as a percentage of total sales represented 29% and 23% for fiscal 1996 and the fourth quarter of fiscal 1996 respectively. (See page 14, Other Matters, for additional information.)

     On June 3, 1996, the Company announced the completion of the acquisition of Cincinnati, Ohio-based Cartwright Communications. The transaction is valued at $3,800,000 plus the net value of inventory, receivables and payables. The purchase was for cash and the assumption of certain liabilities.

22  (C) TESSCO, Year Ending 3/96

MANAGEMENT'S RESPONSIBILITY FOR      TESSCO TECHNOLOGIES INCORPORATED [logo]TM
FINANCIAL STATEMENTS

The consolidated statements of TESSCO Technologies Incorporated have been prepared by the Company in accordance with generally accepted accounting principles. The financial information presented is the responsibility of management and accordingly includes amounts upon which judgment has been applied, or estimates made, based on the best information available.

The financial statements have been audited by Arthur Andersen LLP, independent public accountants, for the fiscal years ended March 29, 1996, March 31, 1995 and April 1, 1994.

The consolidated financial statements, in the opinion of management, present fairly the financial position, results of operations and cash flows of the Company as of the stated dates and periods in conformity with generally accepted accounting principles. The Company believes that its accounting systems and related internal controls used to record and report financial information provide reasonable assurance that financial records are reliable and that transactions are recorded in accordance with established policies and procedures.


/s/ Robert B. Barnhill, Jr.              /s/ Gerald T. Garland
Robert B. Barnhill, Jr.                  Gerald T. Garland
Chairman and Chief Executive Officer     Treasurer and Chief Financial Officer


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of TESSCO Technologies Incorporated:

We have audited the accompanying balance sheets of TESSCO Technologies Incorporated as of March 29, 1996 and March 31, 1995, and the related statements of income, changes in stockholders' equity and cash flows for the years ended March 29, 1996, March 31, 1995 and April 1, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TESSCO Technologies Incorporated as of March 29, 1996 and March 31, 1995, and the results of its operations and its cash flows for the years ended March 29, 1996, March 31, 1995 and April 1, 1994, in conformity with generally accepted accounting principles.

                                           /s/ Arthur Andersen LLP
                                           Arthur Andersen LLP

Baltimore, Maryland

April 18, 1996

                                                (C) TESSCO, Year Ending 3/96  23

The annual meeting of stockholders will be held at 2:00 P.M., Tuesday, July 16, 1996, at the TESSCO Technologies Incorporated Corporate Headquarters, 34 Loveton Circle, Sparks, MD USA 21152.

DIRECTORS

Robert B. Barnhill, Jr. is Chairman and Chief Executive Officer of TESSCO Technologies Incorporated.

Jerome C. Eppler is a principal of Olympic Capital Partners, an investment banking firm.

Martin L. Grass is Chairman and Chief Executive Officer of Rite Aid Corporation, a national drug store chain.

Benn R. Konsynski, Ph. D., is the George S. Craft Professor of Business Administration for Decision and Information Analysis at the Goizueta Business School of Emory University.

Dennis J. Shaughnessy is Managing Director of
Grotech Capital Group, a venture capital firm.

Morton F. Zifferer, Jr. is Chairman, President and
Chief Executive Officer of New Standard Corporation, a metal products manufacturer.

OFFICERS

Robert B. Barnhill, Jr.
Chairman and Chief Executive Officer

Gerald T. Garland
Chief Financial Officer

TRANSFER AGENT

Chemical Mellon Shareholder Services
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 526-0801

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
Baltimore, MD

CORPORATE COUNSEL

Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
Baltimore, MD
Whiteford, Taylor & Preston LLP
Baltimore, MD

MARKET MAKERS

Alex. Brown & Sons, Inc.          J.C. Bradford & Co.*
Robert W. Baird & Co., Inc.*      Ferris Baker Watts, Inc.*
William Blair & Co.*              Herzog, Heine, Geduld, Inc.

*Analyst coverage


STOCK LISTING AND PRICES

The Company's common stock has been publicly traded on the NASDAQ National Market since September 28, 1994 under the symbol "TESS." The quarterly range of prices per share since the Company's stock has been publicly traded was as follows:

                                              High                  Low
 ................................................................................
   Fiscal 1995
   Second Quarter
   (from September 28)                       17                   15 1/2
   Third Quarter                             19 3/4               14 1/4
   Fourth Quarter                            19 1/4               15 1/2

   Fiscal 1996
   First Quarter                             18 1/2               14 3/4
   Second Quarter                            26 1/2               17 1/4
   Third Quarter                             28 3/4               24 1/2
   Fourth Quarter                            28 3/4               25

As of May 17, 1996, the approximate number of security holders of record of the Company was 79.

The Company has never declared or paid any cash dividends on its common stock and does not expect to pay any cash dividends in the foreseeable future. The Company's revolving line of credit agreement prohibits the payment of cash dividends without the prior written consent of the lender.

ADDITIONAL INFORMATION

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

         Investor Relations
         TESSCO Technologies Incorporated
         34 Loveton Circle
         Sparks, Maryland USA 21152-5100
         Phone:     1-410-472-7300
         Fax:       1-410-472-7557
         e-mail:    info@tessco.com
         Internet:  http://www.tessco.com

Analysts, investors and stockholders seeking additional information about TESSCO Technologies Incorporated are invited to contact:

         Gerald T. Garland
         Chief Financial Officer
         Phone:     1-410-472-7378
         Fax:       1-410-472-7557
         e-mail:    garland@tessco.com


(C) 1996 TESSCO Technologies Incorporated (bullet) All rights reserved (bullet) No reproduction, total or partial, is permitted without written consent.
                                                                     SKU 01243

24  (C) TESSCO, Year Ending 3/96

Safe Harbor Provisions

Except for the historical information contained in the annual report, the matters discussed in this annual report are forward-looking statements.
These statements are subject to risks and uncertainties that could cause actual results to differ from those expected or predicted to occur. The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and this statement is intended to advise of the risks and uncertainties to which the predictive statements are subject. The Company's business is highly dependent on a relatively small number of suppliers and vendors and, therefore, the Company's ability to maintain appropriate inventory levels could be subject to significant risks. The Company's future results of operations are also dependent on its ability to provide prompt and efficient service to its customers and, as a result, any disruptions to its day-to-day operations could have a material adverse effect on the Company. The Company is also subject to significant competition, including national as well as regional distributors. Barriers to entry are relatively low and increasing competition from both national and regional distributors could cause pricing and other pressures that would require the Company to lower selling prices in order to maintain or increase market share. The company is also faced with the risks related to continuing changes in the wireless communications industry, including risks associated with conflicting technologies, technological changes, and inventory obsolescence. In addition, technological advances could reduce the need for continued product purchases by industry participants.

All statements made in this annual report, in future filings by the Company with the Securities and Exchange Commission, and oral statements made with the approval of an authorized executive officer are subject to the risks and uncertainties discussed above, which could cause actual results to differ materially from historical earnings or those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

                                                                      [logo]TM

                                                  (C) TESSCO, Year Ending 3/96

[logo]TM    TESSCO Technologies Incorporated
            34 Loveton Circle
            Sparks, Maryland USA 21152-5100

            Phone:    1-410-472-7300
            Fax:      1-410-472-7557
            e-mail:   info@tessco.com
            Internet: http://www.tessco.com